UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NFINANSE INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

65338C109
(CUSIP Number)

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

 Anthony G. Miller
Trellus Management Company, LLC
350 Madison Avenue, 9th Floor
New York, NY 10017
 212.389.8799

Copy to:

Richard Metsch, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022
212.848.4000

July 21, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §§ 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 9 Pages

SCHEDULE 13D

CUSIP No. 65338C109	Page 2 of 9 Pages

1		NAME OF REPORTING PERSONS Trellus Management Company, LLC (13-3807183)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,584,648*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,584,648
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,584,648
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.8%
14		TYPE OF REPORTING PERSON (See Instructions) IA
*This total is based upon 498,752 common shares, 1,116,436 restricted shares, and 13,969,460 warrants held by investment funds managed by Trellus Management Company, LLC.

SCHEDULE 13D

CUSIP No. 65338C109	Page 3 of 9 Pages

1		NAME OF REPORTING PERSONS Trellus Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,460,609*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,460,609
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,460,609
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4%
14		TYPE OF REPORTING PERSON (See Instructions) PN
*This total is based upon 279,987 common shares, 903,560 restricted common shares, and 12,277,062 warrants held by Trellus Partners, L.P.

SCHEDULE 13D

CUSIP No. 65338C109	Page 4 of 9 Pages

1		NAME OF REPORTING PERSONS Trellus Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,460,609*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,460,609
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,460,609
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4%
14		TYPE OF REPORTING PERSON (See Instructions) OO
*This total is based upon 279,987 common shares, 903,560 restricted common shares, and 12,277,062 warrants held by Trellus Partners, L.P.

SCHEDULE 13D

CUSIP No. 65338C109	Page 5 of 9 Pages

1		NAME OF REPORTING PERSONS Adam L. Usdan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,584,648*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,584,648
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,584,648
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.8%
14		TYPE OF REPORTING PERSON (See Instructions) IN
*This total is based upon 498,752 common shares, 1,116,436 restricted shares, and 13,969,460 warrants held by investment funds managed by Trellus Management Company, LLC.

Item 1.	Security and Issuer.

The class of equity securities to which this statement relates is the Common Stock (the “Shares”), of NFINANSE, Inc. (the “Issuer”).  The Issuer’s principal offices are located at 2280 Trailmate Drive, Suite 101, Sarasota, Florida  34242.

Item 2.	Identity and Background.

(a)  This statement is being filed jointly by Trellus Management Company, LLC (“Trellus”), Trellus Partners, L.P., a Delaware limited partnership (“TPLP”), Trellus Company LLC, a Delaware limited liability company (“TC”) and Mr. Adam L. Usdan (each a “Reporting Person” and collectively, the “Reporting Persons”).  Trellus is the investment adviser to TPLP. TC is the general partner of TPLP.   Mr. Usdan is the controlling principal and Chief Investment Officer of Trellus and the controlling principal of TC.

(b) The addresses of the principal business and principal offices of each Reporting Person is 350 Madison Avenue, 9th Floor, New York, New York 10017.

(c) The principal business of Trellus is the offering of investment advisory services to various entities.  The principal business of TPLP is the investing in securities.  The principal business of TC is as general partner of TPLP.

(d)  None of the Reporting Persons has been, and none of their executive officers or directors has been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Mr. Anthony G. Miller is the Chief Financial Officer of Trellus.  Mr. John W. Alderman is a principal of Trellus and a Portfolio Manager. The Reporting Persons have no executive officers other than Messrs. Usdan, Miller and Alderman.   Mr. Miller has not been subject to any proceeding described in (e) above.  Messrs. Usdan, Miller and Alderman are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Considerations.

The source of the funds is the working capital of TPLP and other investment funds managed by Trellus.

Item 4.	Purpose of Transaction.

The Reporting Persons do not have any present plans or proposals which relate to or would result in any of the following: (i) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (ii) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (iii) any change in the present board of directors or management of the Issuer, (iv) any material change in the Issuer’s capitalization or divided policy, (v) any other material change in the Issuer’s business or capital structure, (vi) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (vii) causing a class of the Issuer’s securities to be deregistered or delisted, (viii) a class of equity securities of the Issuer becoming eligible for termination of registration or (ix) any action similar to any of those enumerated above.

Page 6 of 9 Pages

Item 5.	Interest in Securities of the Issuer.

(a) Items 11 and 13 of the cover page for each Reporting Person is incorporated herein by reference. The calculations of the percentages in this Statement are based on the number of shares of Common Stock, restricted common stock and warrants as disclosed by the Issuer to the Reporting Persons.

(b) Items 7 - 10 of the cover page for each Reporting Person is incorporated herein by reference.

(c) The Reporting Persons have not effected any transactions in the Shares during the past sixty (60) days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

None.

Item 7.	Materials to be Filed as Exhibits.

Exhibit A.  Joint Filing Agreement.

Page 7 of 9 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 27, 2012

/s/ Adam L. Usdan

Adam L. Usdan

Trellus Management Company, LLC

By:	/s/ Anthony G. Miller
	Name:	Anthony G. Miller
	Title:	Chief Financial Officer

Trellus Company, LLC

By:	/s/ Anthony G. Miller
	Name:	Anthony G. Miller
	Title:	Chief Financial Officer

Trellus Partners, L.P.

By:	/s/ Anthony G. Miller
	Name:	Anthony G. Miller
	Title:	Chief Financial Officer of Trellus Company, LLC, as the General Partner

Exhibit A

AGREEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13D, dated February 27, 2012, relating to common stock of Nfinanse, Inc. is filed on behalf of us.

/s/ Adam L.Usdan

Adam L. Usdan

Trellus Management Company, LLC

By:	/s/ Anthony G. Miller
	Name:	Anthony G. Miller
	Title:	Chief Financial Officer

Trellus Company, LLC

By:	/s/ Anthony G. Miller
	Name:	Anthony G. Miller
	Title:	Chief Financial Officer

Trellus Partners, L.P.

By:	/s/ Anthony G. Miller
	Name:	Anthony G. Miller
	Title:	Chief Financial Officer of Trellus Company, LLC, as the General Partner